

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 26, 2010

Mr. Paul A. Schmidt
Chief Financial Officer
Gold Fields Limited
150 Helen Road
Sandown, Sandton, 2196 South Africa

> **Re:** **Gold Fields Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed December 3, 2009**
> **File No. 001-31318**

Dear Mr. Schmidt:

We have reviewed your and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2009

Engineering Comments

Reserve Statement  page 48

1. Please forward to our engineer, as supplemental information and not as part of your filing, your competent persons report for your St. Ives operation in Australia which establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act. To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files if possible.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone Mr. John E. Coleman, Mining Engineer at (202) 551-3610.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.  Please contact Tracey McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director